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                                                                  Exhibit (a)(4)


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FUND                                                  JOHN J. BYRNE
AMERICAN                                              CHAIRMAN
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                      FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                80 SOUTH MAIN STREET
                           HANOVER,  NEW HAMPSHIRE  03755




                                                 November 3, 1997


Dear Fellow Shareholder:

I am announcing my final tender offer as Chairman of your Company.

Fund American is offering to purchase up to 1,000,000 shares of its Common Stock from shareholders at a cash price of no less than $105 per share and no more than $125 per share.

The style of this tender is a modified Dutch auction where you pick the price within a presented range. Further procedural details are contained in the documents enclosed. The Byrne family and its associated trusts will tender 100,000 of its shares at $116 per share. I am participating in this tender because I recognize that the stock is thinly traded and can be somewhat illiquid at times. Through this tender offer, all shareholders are being provided with an opportunity to freely sell their shares without affecting the market price of the stock and without incurring customary transaction costs.

Many of you will note that I recently retired as Fund American's President and CEO. Tom Kemp, my colleague for many years, has already moved me out of my former corner office in Hanover. I now have to stand in the hallway - so I expect I will only serve briefly as non-executive Chairman until a successor is named for that role. My new role, as a fellow owner, will be to cheer wildly from the bleachers (not the hallway) for Tom and his team.

We must deserve the capital that we manage. Since the sale of Fireman's Fund in 1991, our primary strategic goal has been to reinvest proceeds into operating businesses in which management has knowledge and experience or, if no better opportunities exist, return those funds to our owners. Although we have acquired a fine collection of new insurance operations over the last four years, we have also returned a significant amount of capital to shareholders. Giving effect to the offer, our assets will consist almost entirely of operating businesses and we do not expect to repurchase shares in the future.

Now for the legal stuff. The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering shares are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

NEITHER I NOR THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.


                                       Respectfully submitted,

                                       JOHN J. BYRNE